Exhibit 99.11

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Expiry and Termination of Offer to Acquire UTS Energy Corporation
Paris, April 28, 2009 — Total announced today that its offer to acquire all of the outstanding common shares of UTS Energy Corporation (“UTS”) for C$1.75 cash per share (the “Offer”) through its wholly-owned subsidiary, Total E&P Canada Ltd. (“Total Canada”), expired at 8:00 p.m. (Toronto time) on April 27, 2009.
At the time of expiry, the condition that there shall be at least 66 2/3% of the common shares (calculated on a fully-diluted basis) validly deposited under the Offer and not properly withdrawn at the expiry time (the “Minimum Condition”) had not been met. The Offer is therefore terminated. Total Canada has instructed Kingsdale Shareholder Services Inc., the depositary for the Offer, to promptly return all deposited Common Shares in accordance with the Offer.
“While we believed that our Offer represented certainty and fair value for UTS shareholders, we acknowledge their decision,” said Michael Borrell, President & C.E.O of Total Canada. “Total Canada remains committed to its current activities and investments in Canada and will continue to implement its willing strategy in the oil sands”.
Total Exploration & Production in Canada
Total is the operator of the Joslyn project with a 74% interest. The project will be developed using surface mining technologies. The production potential of the project is currently estimated at more than 200,000 barrels per day.
Total also holds a 50% interest in the Surmont lease, located about 60 kilometres southeast of Fort McMurray. Phase One, which started in 2007, has a capacity of 27,000 barrels per day at plateau production and is currently producing 18,000 barrels per day. It will be followed by Phase Two which will bring total production to approximately 110,000 barrels per day. Future phases at Surmont are also under study.
In 2008, Total acquired Synenco Energy which held an interest in the Northern Lights project, and now holds 50% of the project.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com